SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 1
SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

IDEATION ACQUISITION CORP.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

 (Title of Class of Securities)

451665103

 (CUSIP Number)

Kenneth J. Abdalla
15332 Antioch Street #528
Pacific Palisades, CA 90272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.      ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451665103

1	NAME OF REPORTING PERSON MALIBU PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 371,500 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 371,500 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 451665103

1	NAME OF REPORTING PERSON KENNETH J. ABDALLA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,014,000 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 675,700 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,014,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 451665103

1	NAME OF REPORTING PERSON BROAD BEACH PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 304,200 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 304,200 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

CUSIP No. 451665103

1	NAME OF REPORTING PERSON THE MALIBU COMPANIES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,300 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

Item 1.	Security and Issuer

This Amendment No. 1 on Schedule 13D/A relates to the common stock, par value $0.0001 per share (“Common Stock”) of Ideation Acquisition Corp. (the “Issuer”).  The address of the principal executive office of the Issuer is 1105 Market Street, Suite 1300 Wilmington, DE 19801.  Of the 1,014,000 shares of Common Stock that are the subject of this Schedule 13D/A, Malibu Partners, LLC directly owns 371,500 shares of Common Stock and Broad Beach Partners, LLC directly owns 304,200 shares of Common Stock.  Kenneth J. Abdalla is the managing member of each of Malibu Partners, LLC and Broad Beach Partners, LLC and has voting and dispositive power with respect to these shares.  The other 338,300 shares are shares that Mr. Abdalla obtained the ability to direct the vote of (but not dispositive power over) through The Malibu Companies, LLC, via an agreement with the current stockholder of such shares. Mr. Abdalla is the managing member of The Malibu Companies, LLC.

Item 2.	Identity and Background

(a)	This Statement is filed on behalf of:

(1)	Malibu Partners, LLC;

(2)	Broad Beach Partners, LLC;

(3)	Kenneth J. Abdalla; and

(4)	The Malibu Companies, LLC

(b)	The address of the above persons is:

15332 Antioch Street #528
Pacific Palisades, CA 90272

(c)	The principal occupations and businesses of Mr. Abdalla, Malibu Partners, LLC, Broad Beach Partners, LLC and The Malibu Companies, LLC are investing in securities.

(d)
Mr. Abdalla, Malibu Partners, LLC, Broad Bach Partners, LLC and The Malibu Companies, LLC have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)
Mr. Abdalla, Malibu Partners, LLC, Broad Beach Partners, LLC and The Malibu Companies, LLC have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Mr. Abdalla is an American citizen.  Malibu Partners, LLC, Broad Beach Partners, LLC and The Malibu Companies, LLC are each limited liability companies organized under the laws of the state of California.

Item 3.	Source and Amount of Funds or Other Consideration

Malibu Partners, LLC and Broad Beach Partners, LLC used their personal funds to purchase 371,500 and 304,200 shares of Common Stock, respectively and The Malibu Companies, LLC used its personal funds to purchase the ability to direct the vote of 338,300 shares of Common Stock.

Item 4.	Purpose of Transaction

Malibu Partners, LLC, Broad Beach Partners, LLC and The Malibu Companies, LLC acquired the Common Stock for personal investment purposes.  Each of Mr. Abdalla, Malibu Partners, LLC, Broad Beach Partners, LLC and The Malibu Companies, LLC may acquire additional shares of the Issuer, or dispose of shares of the Issuer, each to the extent such acquisition(s) and/or disposition(s) are in line with the investment goals of Mr. Abdalla, Malibu Partners, LLC, Broad Beach Partners, LLC and The Malibu Companies, LLC.

Item 5.	Interest in Securities of the Issuer

(a), (b) Mr. Abdalla, Malibu Partners, LLC, Broad Beach Partners, LLC and The Malibu Companies, LLC are the beneficial owners of 1,014,000 shares of common stock in the Issuer, representing approximately 8.1% of the Issuer’s outstanding shares.  Mr. Abdalla has voting and dispositive power with respect to the 675,700 shares owned by Malibu Partners, LLC and Broad Beach Partners, LLC and voting power with respect to the 338,300 shares whose vote may be directed by The Malibu Companies, LLC.

(c) During the past 60 days, Mr. Abdalla, Malibu Partners, LLC, Broad Beach Partners, LLC and The Malibu Companies, LLC have not effected any purchases or sales of the Issuer’s securities, other than the execution of an agreement giving The Malibu Companies, LLC the ability to direct the vote with respect to 338,300 shares of Issuer’s Common Stock.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Malibu Companies, LLC executed an agreement with a stockholder governing 338,300 shares of the Issuer, giving Mr. Abdalla, the right to direct the vote of 338,300 shares of the Issuer.  Confidential Treatment is requested with respect to certain portions of this agreement.

Item 7.	Material to be Filed as Exhibits

*Exhibit 10.1  Option Purchase Agreement dated October 12, 2009 by and between The Malibu Companies, LLC and a stockholder of the Issuer.

*Confidential treatment is requested for certain portions of this exhibit pursuant to 17 C.F.R. Sections 200.8(b)(4) and 240.24b-2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 16th day of October, 2009

By:	/s/ Kenneth J. Abdalla
Name: Kenneth J. Abdalla, individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 16th day of October, 2009

MALIBU PARTNERS LLC

By:	/s/ Kenneth J. Abdalla
Name: Kenneth J. Abdalla
Title: Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 16th day of October, 2009

BROAD BEACH PARTNERS LLC

By:	/s/ Kenneth J. Abdalla
Name: Kenneth J. Abdalla
Title: Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 16th day of October, 2009

THE MALIBU COMPANIES, LLC

By:	/s/ Kenneth J. Abdalla
Name: Kenneth J. Abdalla
Title: Managing Member